RECEIVED

2007 JUL 17

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 11, 2007

Exemption No: 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance [redacted]
Office of International Corporate F
100 F Street, NE
Washington, DC 20549
USA

07025302

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters sent to Bombay Stock Exchange Limited and National Stock Exchange of India Limited along with Quarterly Compliance Report as per Clause 49 of the Listing Agreement entered into with the said Exchanges

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Jlw 7/18

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Energy Limited

Quarter ending on: June 30, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	NA	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date: July 11, 2007

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 11, 2007

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: REL

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended June 30, 2007

Pursuant to Clause 49 of the Listing Agreement entered into with Indian Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended June 30, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 11, 2007

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended June 30, 2007

Pursuant to Clause 49 of the Listing Agreement entered into with Indian Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended June 30, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 10, 2007

Exemption No : 82-35008

Mr Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated July 10, 2007 intimating the date of the board meeting for considering the Unaudited Financial Results for the quarter ended June 30, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended June 30, 2007

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, July 18, 2007, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended June 30, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 10, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended June 30, 2007

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, July 18, 2007, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended June 30, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END